

May 14, 2013

Via E-mail
Mr. Darryl Marsch
Senior Vice President, General Counsel and Secretary
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

Re: **Krispy Kreme Doughnuts, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed May 25, 2013
Response dated May 13, 2013
File No. 001-16485

Dear Mr. Marsch:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card), page 68

Section 382 Ownership Change Determinations

1. We note your response to comment 4 in our letter dated May 10, 2013. Please revise to clarify for shareholders the nature and purpose of Section 382 ownership determinations and the consequences thereof to shareholders. For example:

   • Please add disclosure to the first paragraph under the subject heading explaining why shareholders should consider the applicability of the Section 382 rules.

- Please revise the first sentence in the first bulleted point to clarify its meaning.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Christopher J. Gyves, Esq.
        Womble Carlyle Sandridge & Rice, LLP

        Melissa Sawyer, Esq.
        Sullivan & Cromwell LLP